RICHEMONT




06011538

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

1 March 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the appointment of Marc Lelandais as President and CEO of Lancel. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen [signature]

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

[handwritten initials] 3/10

PRESS RELEASE FOR IMMEDIATE RELEASE

1 March 2006

Richemont announces the appointment of Mr Marc Lelandais as President and Chief Executive Officer of its Lancel subsidiary. Mr Lelandais will take up his new position immediately.

Aged 39, Mr Lelandais studied corporate marketing and political sciences at the Sorbonne and graduated in luxury goods marketing from ISML, Paris and in International General Management from ESSEC, Paris. His career to date has focused on management and marketing with international companies, including Escada and Children Worldwide Fashion.

Mr Philippe Berlan, General Manager, will report to Mr Lelandais.

Paris-based Lancel was acquired by Richemont in 1997 and today employs some 570 people. It offers a wide range of luggage, handbags and leather accessories. With flagship stores on the Champs Elysées and at L'Opéra in Paris and with extensive retail distribution in its home market in France, Lancel also has a retail presence in Russia, China, the Middle East and Japan.

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: Jewellery Maisons, being Cartier and Van Cleef & Arpels; Specialist watchmakers, which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; Writing instrument manufacturers - Montblanc and Montegrappa; Leather and accessories Maisons, being Alfred Dunhill and Lancel; and Other businesses, which includes, specifically, Chloé as well as other, smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.6 per cent interest in British American Tobacco.

Further enquiries: Mr Alan Grieve
Director of Corporate Affairs
Tel. +41 22 721 3507

Analysts' inquiries : Ms Sophie Cagnard-Fabrici
Head of Investor Relations
Tel. +33 1 5818 2597